UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: OCTOBER 31, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                 No       ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 31, 2008.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  October 31, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES STRONG THIRD QUARTER FINANCIAL RESULTS

Athens, Greece - October 31, 2008 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the third quarter ended September 30, 2008.

The Partnership’s net income for the quarter ended September 30, 2008 was $15.7 million, or $0.56 per limited partnership unit, which is up from $0.50 per unit in the previous quarter ended June 30, 2008 and up from $0.35 per unit in the third quarter of 2007. The higher number of vessels in the fleet and growth in profit sharing revenue drove these increases.

Operating surplus for the period was a record $18.7 million, up from $15.7 million in the previous quarter.  Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the third quarter were $36.0 million, consisting of $29.4 million fixed revenue from time charter agreements and $6.6 million in profit sharing revenues. The high level of profit sharing revenue is a result of an especially strong product tanker market as well as a solid crude tanker market during the quarter and illustrates the upside potential of the Partnership’s chartering strategy.

Total operating expenses were $13.9 million, including $6.5 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor, $6.5 million in depreciation and $0.7 million in general and administrative expenses.  Net interest expense and finance cost for the quarter totaled $6.5 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said “The record third quarter results enabled us to maintain our unit distribution coverage at high levels.“

The clean spot product market strengthened for the second consecutive quarter with rates driven by continued US exports of distillates to Europe as well as the effect of tropical storms and of hurricane Ike at the end of the quarter, which resulted in lower refinery utilization and higher imports to the US. The third quarter market for suezmax crude tankers was overall solid with rates softening in August from the record highs of the second quarter, while improving in September. Activity in the product time-charter market increased in the third quarter with rates staying at high levels.

Mr. Lazaridis added, “During the third quarter we took advantage of the strong time-charter market and extended the time charter agreements for the Agisilaos and the Arionas at gross rates of $20,000 (net rates $19,750) per day for an additional 13 months.  The new time charter rates are higher than the rates the vessels will be earning at the end of their current time-charters. Both time charter agreements will also continue to be subject to the same profit sharing arrangements they are currently under which allows each party to share additional revenues above the base rate on a 50/50 basis. We are very pleased to note that almost all of our fleet is under charter for 2009.”

On August 20, 2008, the Partnership took delivery of its eighteenth tanker, the Aris II. The Aris II is the third of three 51,000 dwt MR chemical/product tanker sister vessels, all of which are under 10-year bareboat charters. The vessel’s purchase price was funded with debt through draw-downs on the Partnership’s revolving credit facilities and with $2 million in cash.  The Partnership has no further contractual obligations for additional vessels, but has a right of first refusal on six MR product tankers from Capital Maritime if medium-to long-term charters are arranged for them.

As of September 30, 2008, the Partnership’s long-term debt was $474 million and partners’ equity was $199 million. Current undrawn debt facilities amount to $246 million.

On October 24, 2008, the Board of Directors of the Partnership declared a cash distribution for the third quarter of $0.41 per unit, unchanged from the previous cash distribution of $0.41 per unit, and 6.5 percent higher than the 3Q 2007 distribution. The cash distribution will be paid on November 17, 2008, to unit holders of record on November 7, 2008.

Mr. Lazaridis concluded, “Today we face a severe deterioration in the banking and credit world as well as the near certainty of a major global economic slowdown, whose duration is very difficult to forecast and which will significantly impact world trade. At the same time vessels’ cost environment continues to be inflationary.  In this context we seek to maintain high distribution coverage and a strong balance sheet.  Our revolving credit facilities are non-amortizing until June 2012 for the $370 million facility and until March 2013 for the $350 million facility.  With $246 million in remaining undrawn credit facilities and access to the sponsor’s fleet of modern vessels and newbuildings and relationships with charterers, we believe we are adequately placed to face the upcoming market.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time. The public is invited to listen to the conference call by dialing +1 866-793-4279 (US and Canada), or +1 703-621-9126 (international); reference number 631019. Participants should dial in 10 minutes prior to the start of the call.  The slide presentation accompanying the conference call will be available on the Partnership’s website at http://capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, including 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V. For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including expected duration and expiration dates of our charters and potential future growth, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

CONTACTS:   Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+30-210-458-4950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Income
(Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2008	2007	2008	2007

Revenues	36,037	24,104	95,292	57,563

Expenses:
Voyage expenses	264	1,956	826	2,428
Vessel operating expenses - related party	6,474	3,858	18,064	7,424
Vessel operating expenses	-	1,191	3,560	5,023
General and administrative expenses	672	449	2,073	877
Depreciation and amortization	6,524	4,399	18,208	9,902
Operating income	22,103	12,251	52,561	31,909
Other income (expense), net:
Interest expense and finance cost	(6,779)	(3,350)	(18,294)	(7,862)
Loss on interest rate agreements	-	-	-	(3,763)
Interest income	319	259	785	421
Foreign currency gain/(loss), net	7	(17)	(49)	(35)
Total other income (expense), net	(6,453)	(3,108)	(17,558)	(11,239)
Net income	15,650	9,143	35,003	20,670
Less:
Net income attributable to predecessor operations	-	(1,193)	1,504	(7,783)
Partnership’s net income	15,650	7,950	36,507	12,887
General Partner’s interest in Partnership’s net income	$1,657	$159	$1,572	$258
Limited Partners’ interest in Partnership’s net income	13,993	7,791	34,935	12,629
Net income per:
• Common units (basic and diluted)	0.56	0.38	1.46	0.74
• Subordinated units (basic and diluted)	0.56	0.30	1.46	0.30
• Total units (basic and diluted)	0.56	0.35	1.46	0.57
Weighted-average units outstanding:
• Common units (basic and diluted)	16,011,629	13,512,500	15,166,867	13,512,500
• Subordinated unit s(basic and diluted)	8,805,522	8,805,522	8,805,522	8,805,522
• Total units (basic and diluted)	24,817,151	22,318,022	23,972,389	22,318,022

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Balance Sheets
(Notes 1-4)
(In thousands of United States dollars)

	September 30, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$7,677	$19,919
Short term investment	25,500	-
Trade accounts receivable	3,058	2,600
Due from related parties	-	4,262
Prepayments and other assets	582	410
Inventories	-	320
Total current assets	36,817	27,511
Fixed assets
Vessels, net	648,430	525,199
Total fixed assets	648,430	525,199
Other non-current assets
Deferred charges, net	2,834	1,031
Derivative instruments	773	-
Restricted cash	4,500	3,250
Total non-current assets	656,537	529,480
Total assets	693,354	$556,991

Liabilities and Partners’ / Stockholders' Equity
Current liabilities
Current portion of long-term debt	$-	$768
Current portion of related party long-term debt	-	5,933
Trade accounts payable	357	1,271
Due to related parties	117	65
Accrued liabilities	601	763
Deferred revenue	385	3,473
Total current liabilities	1,460	12,273
Long-term liabilities
Long-term debt	474,000	281,812
Long-term related party debt	-	62,984
Deferred revenue	1,410	690
Derivative instruments	17,619	14,051
Total long-term liabilities	493,029	359,537
Total liabilities	494,489	371,810
Stockholders’ Equity
Common stock	-	-
Additional paid in capital - Predecessor	-	18,060
Retained earnings - Predecessor	-	5,182
Partners’ Equity
General Partner interest	5,080	3,444
Limited Partners
- Common	126,265	102,130
- Subordinated	80,603	66,653
Accumulated other comprehensive loss	(13,083)	(10,288)
Total partners’ / stockholders’ equity	198,865	185,181
Total liabilities and partners’ / stockholders’ equity	693,354	$556,991

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Cash Flows
(Notes 1-4)
(In thousands of United States dollars)

	For the nine month period ended September 30,
	2008	2007
Cash flows from operating activities:
Net income	$35,003	$20,670
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	18,208	9,902
Amortization of deferred charges	310	121
Loss on interest rate swap agreement	-	3,763
Changes in operating assets and liabilities:
Trade accounts receivable	(1,495)	(3,394)
Due from related parties	(235)	(3,880)
Prepayments and other assets	(525)	(311)
Inventories	177	(829)
Trade accounts payable	933	1,530
Due to related parties	1,246	3,700
Accrued liabilities	213	(90)
Deferred revenue	(2,368)	8,296
Dry docking expenses paid	(251)	(921)
Net cash provided by operating activities	51,216	38,557
Cash flows from investing activities:
Vessel acquisitions	(200,939)	(331,800)
Increase of restricted cash	(1,250)	(3,250)
Purchase of short term investment (Note 4)	(25,500)	-
Net cash used in investing activities	(227,689)	(335,050)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	199,500	305,051
Due to related party	60,543	109,711
Payments of long-term debt	(8,080)	(16,333)
Payments of related party debt/financing	(52,463)	(893)
Loan issuance costs	(1,870)	(1,092)
Payment of offering expenses	(134)	-
Excess of purchase price over book value of vessels acquired from entity under common control	(3,755)	(80,866)
Dividends paid	(29,508)	(33,258)
Cash balance that was distributed to the previous owner	(2)	(2,251)
Capital contributions by predecessor	-	31,279
Net cash provided by financing activities	164,231	311,348

Net (decrease) / increase in cash and cash equivalents	(12,242)	14,855
Cash and cash equivalents at beginning of period	19,919	1,239
Cash and cash equivalents at end of period	$7,677	$16,094

Supplemental Cash Flow information
Cash paid for interest	$12,662	$9,188
Units issued to acquire vessel owning company of M/T Amore Mio II.	$37,739
Units issued to acquire vessel owning company of M/T Aristofanis.	$10,066
Change in accrued and payable offering expenses	$109

Notes

(1) The unaudited condensed consolidated and predecessor combined financial statements of income and cash flows for the nine month period ended September 30, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and predecessor combined statements of income and cash flows for the nine month period ended September 30, 2007 include the results of operations of M/T Attikos, M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on September 24, 2007, March 27, 2008 and April 30, 2008, respectively, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and predecessor combined balance sheet as of December 31, 2007 has been retroactively adjusted to include M/T Amore Mio II and M/T Aristofanis assets, liabilities and owners equity.

 (2) On January 29, 2008, June 17, 2008 and August 20, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Alexandros II, M/T Aristotelis II, and M/T Aris II for a total purchase price of $48,000 each. The vessels have been recorded in the Partnership's financial statements at the amount of $46,954, $46,706 and $46,585, respectively, which were reflected in Capital Maritime's consolidated financial statements, which differ from the acquisition price by $1,046, $1,294 and $1,415, respectively. The amount of the purchase price in excess of Capital Maritime's basis of the assets of $3,755 was recognized as a reduction of partners' equity and is presented as a financing activity in the statement of cash flows. M/T Alexandros II, M/T Aristotelis II, and M/T Aris II were delivered to Capital Maritime from the shipyard on January 29, 2008, June 17, 2008, and August 20, 2008, respectively, and on the same date the Partnership acquired the shares of the respective vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. Accordingly the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II were transferred to the Partnership at historical cost at the dates of transfer to the Partnership. All assets, liabilities and equity other than the relevant vessels, related charter agreements and related permits, which the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis and the M/T Aris II had at the time of the transfer, were retained by Capital Maritime.

(3) On March 27, 2008 and April 30, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. The acquisition of the shares of the vessel owning company of M/T Amore Mio II was funded by $2,000 from available cash, $46,000 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 common units to Capital Maritime at a price of $18.42 per unit which represents the closing price of the Partnership’s units on March 26, 2008 as quoted on Nasdaq Stock Exchange. The acquisition of the shares of the vessel owning company of M/T Aristofanis was funded by $11,500 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit which represents the closing price of the Partnership’s units on April 29, 2008 as quoted on Nasdaq Stock Exchange. M/T Amore Mio II and M/T Aristofanis have been recorded in the Partnership's financial statements at the amount of $85,146 and $10,831, respectively,  reflecting their historical cost in Capital Maritime's consolidated financial statements, and differ from the acquisition price by $593 and $10,735 respectively. The amounts of the purchase price in excess of Capital Maritime's basis of the M/T Amore Mio II and M/T Aristofanis of $593 and $10,735, respectively, were recognized as a reduction of partners' equity. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

(4) Short term investment consists of cash time deposit with original maturity of six months.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended September 30, 2008

Net income		$15,650

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,584
Deferred revenue	162	6,746
NET CASH PROVIDED BY OPERATING ACTIVITIES		22,396

Replacement Capital Expenditures		(3,705)
OPERATING SURPLUS		18,691

Recommended reserves		(8,308)
AVAILABLE CASH		10,383